No Act

P.E. 12/13/2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

December 17, 2012

Stuart S. Moskowitz
International Business Machines Corporation
smoskowi@us.ibm.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-17-12

Re: International Business Machines Corporation

Dear Mr. Moskowitz:

This is in regard to your letters dated December 13, 2012 and December 17, 2012 concerning the shareholder proposal submitted by Legal & General Assurance (Pensions Management) Limited and the UAW Retiree Medical Benefits Trust for inclusion in IBM's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that IBM will include the proposal in its proxy materials, and that IBM therefore withdraws its December 6, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

From:	Stuart Moskowitz <smoskowi@us.ibm.com>
Sent:	Monday, December 17, 2012 11:23 AM
To:	shareholderproposals
Cc:	conh@hitchlaw.com
Subject:	Withdrawal of No-Action Letter Request under Rule 14a-8(i)(11) -
Attachments:	ibm - daniel altschuler withdrawal letter.pdf; ibm - needmor fund withdrawal letter.pdf

Please let this note supplement my December 13, 2012 note on this matter, which is attached below.

Because the Prior Proposal has been withdrawn, IBM will be including in our 2013 proxy materials the Proposal of Legal and General Assurance (Pensions Management) Limited and the UAW Retiree Medical Benefits Trust.

Thank you for your continuing interest in this matter.

Stuart S. Moskowitz
Senior Counsel, IBM Legal Department
1 New Orchard Road, MS 329
Armonk, NY 10504
smoskowi@us.ibm.com
914-499-6148 (tel)

----- Forwarded by Stuart Moskowitz/Armonk/IBM on 12/17/2012 11:12 AM -----

From: Stuart Moskowitz/Armonk/IBM
To: shareholderproposals@sec.gov
Cc: conh@hitchlaw.com
Date: 12/13/2012 04:40 PM
Subject: Withdrawal of No-Action Letter Request under Rule 14a-8(i)(11) -
Legal and General Assurance (Pensions Management Limited) and the UAW Retiree Medical Benefits Trust
(Withdrawal of December 6, 2012 request for relief)

Ladies and Gentlemen:

By letter dated **December 6, 2012**, I submitted a no-action letter request on behalf of IBM asking that the Staff concur with my request to exclude a proposal filed by Legal and General Assurance (Pensions Management) Limited and the UAW Retiree Medical Benefits Trust (the "Proposal") because a substantially duplicative proposal was previously filed by the Needmor Fund and Daniel Altschuler (the "Prior Proposal").

Today, we received an e-mail from Mr. Timothy Smith (attached below) attaching letters from the Needmor Fund and Daniel Altschuler stating that the Proponents withdrew the Prior Proposal.

As a result of the withdrawal of the Prior Proposal, IBM is withdrawing its December 6, 2012 request for no-action relief under Rule 14a-8(i)(11).

Thank you for your attention and interest in this matter.

From: "Smith, Timothy" <tsmith@bostontrust.com>

To: Michelle H Browdy/White Plains/IBM@IBMUS,
Cc: Meredith Miller, FISMA & OMB Memorandum M-07-16, Cambria Allen <callen@rhac.com>, <D.Brady@hermes.co.uk>
Date: 12/13/2012 10:14 AM
Subject: FW: Re: IBM - Daniel Altschuler and Needmor Fund Withdrawal Letter

---

Dear Ms Browdy, I enclose 2 letters on behalf of Walden clients withdrawing their resolution on separate chair . They will support the resolution sponsored by Hermes . This should help with the issue of duplicative resolutions IBM faces.
I have copied the filers of the other resolution as well.

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management
33rd floor, One Beacon St.,
Boston, MA. 02108
617-726-7155
tsmith@bostontrust.com
www.waldenassetmgmt.com

Walden Asset Management has been a leader in integrating environmental, social and governance (ESG) analysis into investment decision-making since 1975. Walden offers separately managed accounts tailored to meet client-specific investment guidelines and works to strengthen corporate ESG performances, transparency and accountability.

Stuart S. Moskowitz
Senior Counsel, IBM Legal Department
1 New Orchard Road, MS 329
Armonk, NY 10504
smoskowi@us.ibm.com
914-499-6148 (tel)

From: Stuart Moskowitz <smoskowi@us.ibm.com>
Sent: Thursday, December 13, 2012 4:36 PM
To: shareholderproposals
Cc: conh@hitchlaw.com
Subject: Withdrawal of No-Action Letter Request under Rule 14a-8(i)(11) - Legal and General Assurance (Pensions Management Limited) and the UAW Retiree Medical Benefits Trust (Withdrawal of December 6, 2012 request for relief)
Attachments: ibm - daniel altschuler withdrawal letter.pdf; ibm - needmor fund withdrawal letter.pdf

Ladies and Gentlemen:

By letter dated **December 6, 2012**, I submitted a no-action letter request on behalf of IBM asking that the Staff concur with my request to exclude a proposal filed by Legal and General Assurance (Pensions Management) Limited and the UAW Retiree Medical Benefits Trust (the "Proposal") because a substantially duplicative proposal was previously filed by the Needmor Fund and Daniel Altschuler (the "Prior Proposal").

Today, we received an e-mail from Mr. Timothy Smith (attached below) attaching letters from the Needmor Fund and Daniel Altschuler stating that the Proponents withdrew the Prior Proposal.

As a result of the withdrawal of the Prior Proposal, IBM is withdrawing its December 6, 2012 request for no-action relief under Rule 14a-8(i)(11).

Thank you for your attention and interest in this matter.

From: "Smith, Timothy" <tsmith@bostontrust.com>
To: Michelle H Browdy/White Plains/IBM@IBMUS,
Cc: Meredith Miller FISMA & OMB Memorandum M-07-16 Cambria Allen <callen@rhac.com>, <D.Brady@hermes.co.uk>
Date: 12/13/2012 10:14 AM
Subject: FW: Re: IBM - Daniel Altschuler and Needmor Fund Withdrawal Letter

---

Dear Ms Browdy, I enclose 2 letters on behalf of Walden clients withdrawing their resolution on separate chair . They will support the resolution sponsored
by Hermes . This should help with the issue of duplicative resolutions IBM faces.
I have copied the filers of the other resolution as well.

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management
33rd floor, One Beacon St.,
Boston, MA. 02108
617-726-7155
tsmith@bostontrust.com
www.waldenassetmgmt.com

Walden Asset Management has been a leader in integrating environmental, social and governance (ESG) analysis into investment decision-making since 1975. Walden offers separately managed

accounts tailored to meet client-specific investment guidelines and works to strengthen corporate ESG performances, transparency and accountability.

Boston Trust & Investment Management Company
Walden Asset Management
BTIM, Inc.

Stuart S. Moskowitz
Senior Counsel, IBM Legal Department
1 New Orchard Road, MS 329
Armonk, NY 10504
smoskowi@us.ibm.com
914-499-6148 (tel)

THE NEEDMOR FUND

December 13, 2012

Ms. Michelle H. Browdy
Corporate Secretary
International Business Machines, Inc.
One New Orchard Road
Armonk, NY 10504

Dear Ms. Browdy:

Re: Needmor Fund shareholder proposal seeking Separation of the Chair and CEO

It has come to our attention that International Business Machines has received two separate resolutions dealing with the issue of Separation of Chair and CEO.

The resolution we submitted from the Needmor Fund and Daniel Altschuler is one version. The second version was submitted by Hermes and UAW Retiree Medical Benefits Trust.

This created an unintended duplication. As a result, International Business Machines, quite logically, submitted a No Action letter to the Securities and Exchange Commission seeking to exclude the Hermes resolution.

We are pleased to withdraw our resolution for a vote at the 2013 AGM and will be glad to support and vote for the Hermes led resolution. This allows you to withdraw your No Action letter since the issue of duplication is moot.

We trust this reduces your workload as well as the Securities and Exchange Commission.

Sincerely,

Daniel Stranahan
Chair – Finance Committee

CC: Timothy Smith, Walden Asset Management

The Needmor Fund
c/o Daniel Stranahan

*** FISMA & OMB Memorandum M-07-16 ***

IBM®

RECEIVED
2012 NOV 10 PM 12:20
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

International Business Machines Corporation
Corporate Law Department
One New Orchard Road, Mail Stop 327
Armonk, New York 10504

RULE 14a-8(i)(11)

December 6, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Subject: 2013 IBM Proxy Statement - Substantially Duplicative Independent Chair Proposal from Legal & General Assurance (Pensions Management) Limited ("L&G") and the UAW Retiree Medical Benefits Trust (the "Trust") as Co-Filers.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with stockholder proposals and accompanying letters addressed to International Business Machines Corporation ("IBM" or the "Company") from Legal & General Assurance (Pensions Management) Limited ("L&G") and the UAW Retiree Medical Benefits Trust (the "Trust"). The L&G letter was dated November 7, 2012, and the UAW letter was dated November 9, 2012. Both letters were sent separately via courier, and both were received IBM on **November 12, 2012.** (See the FedEx and UPS envelopes, both confirming the 11/12/12 date receipt by IBM which are attached in **Exhibit A**). The Trust states in its letter to IBM that it is acting in the capacity of a co-filer with L&G on the proposal, which seeks to have the Company's board of directors adopt a policy that the chairman of the board be independent, as described below ("the Proposal"). L&G and the Trust shall sometimes be described collectively as "the Proponent." A copy of all documentation from L&G and the Trust is set forth and attached hereto in **Exhibit A.** In accordance with Rule 14a-8(j), this letter is being filed with the Staff not later than 80 days before IBM files its definitive 2013 proxy materials with the Commission.

Summary of the Proposal

The text of the resolution included in the Proposal is set forth below.

RESOLVED: The stockholders of International Business Machines Corporation (the "Company" or "IBM") ask the board of directors to adopt a policy that, whenever possible, the board's chairman should be a director who has not previously served as an executive officer of the Company and who is "independent" of management. For these purposes, a director shall not be considered "independent" if, during the last three years, he or she --

--was, or was affiliated with a company that was an advisor or consultant to the Company;

- was employed by or had a personal service contract(s) with the Company or its senior management;

- was affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from the Company;

--had a business relationship with the Company worth at least $100,000 annually;

- has been employed by a public company at which an executive officer of the Company serves as a director;

- had a relationship of the sorts described herein with any affiliate of the Company; and

- was a spouse, parent, child, sibling or in-law of any person described above.

The policy should be implemented without violating any contractual obligation and should specify how to select an independent chairman if a current chairman ceases to be independent between annual shareholder meetings. Compliance with the policy may be excused if no independent director is available and willing to be chairman. ("the Proposal").

Basis for Exclusion

The Proposal may properly be excluded from the proxy materials for IBM's annual meeting of stockholders expected to be held on April 30, 2013 (the "2013 Annual Meeting") under Rule 14a-8(i)(11) because the Proposal substantially duplicates a stockholder proposal previously submitted to the Company that the Company intends to include in its 2013 proxy materials. To the extent the reasons for exclusion stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

Background

Five days prior to receiving the Proposal, **on November 7, 2012**, the Company received a FedEx package containing a substantially duplicative stockholder proposal seeking an independent chair from the Needmor Fund and Daniel Altschuler. For convenience, the stockholder proposal filed by the Needmor Fund and Mr. Altschuler will be referred to as the "Prior Proposal." The Prior Proposal was accompanied by letters from both co-filers, which were sent to IBM in the same FedEx envelope by Mr. Timothy Smith of Boston Trust & Investment Management Company / Walden Asset Management **(See Exhibit B)**. The Needmor Fund stated in its November 5, 2012 letter that it was the primary filer of the Prior Proposal. Mr. Altschuler wrote in his November 5, 2012 letter that he was acting as a co-filer with the Needmor Fund. Because the Prior Proposal was received before the Proposal, accompanied by proof of beneficial ownership, the Company intends to include such Prior Proposal in our 2013

proxy materials, which means that the Proposal may properly be excluded in accordance with Rule 14a-8(i)(11).

The text of the resolution of the Prior Proposal, entitled "Separate Chair & CEO" states:

Separate Chair & CEO

RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. This policy should be phased in for the next CEO transition. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. (See **Exhibit B**)

Legal Analysis

THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14a-8(i)(11) BECAUSE IT SUBSTANTIALLY DUPLICATES A PROPOSAL THAT WAS PREVIOUSLY SUBMITTED TO THE COMPANY THAT THE COMPANY INTENDS TO INCLUDE IN ITS 2013 PROXY MATERIALS.

Rule 14a-8(i)(11) provides that a company may exclude a proposal if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that Rule 14a-8(i)(11) was adopted, in part, "to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *See* Exchange Act Release No. 12999 (November 22, 1976).

The Staff has consistently concurred with the exclusion of many substantially duplicative stockholder proposals over the years requesting that the chairman of the company's board of directors be an independent director, notwithstanding that such proposals may have differences in implementation methodology and scope. *See, e.g.*, Mylan Inc. (February 1, 2012)(second independent chair proposal excluded, notwithstanding that it had greater detail than the earlier-filed proposal); Lockheed Martin Corporation (January 12, 2012)(revised proposal seeking an independent chair excluded as substantially duplicative of an earlier-filed proposal under Rule 14a-8(i)(11)); American Express Company (January 11, 2012)(excluding a later-filed independent chair proposal as substantially duplicative of a similar proposal under Rule 14a-8(i)(11)); JPMorgan Chase & Co. (March 7, 2011)(permitting exclusion of a proposal under Rule 14a-8(i)(11) that sought an independent *chairman* of the board when the earlier-filed proposal only sought an independent *lead director*); The Goldman Sachs Group, Inc. (March 9, 2010) (proposal requesting that the board adopt a policy that the board's chairman be an independent director substantially duplicative of a previously submitted proposal requesting that the board adopt a policy, and amend the company's bylaws, to require that the chairman be an independent director); JPMorgan Chase & Co. (March 5, 2010) (proposal requesting that the board adopt a *policy* that an independent director serve as chairman of the board was substantially duplicative of a previously submitted proposal requesting that the board amend the company's *bylaws*

to require that an independent director serve as chairman of the board; the proposals also had different definitions of "independence"); General Electric Company (December 30, 2009)(after three (3) different independent chair proposals were filed, the company was permitted to exclude the second and third proposals under Rule 14a-8(i)(11) notwithstanding differences in the proposals, since the proposals all had the same core issue); Wells Fargo & Company (January 7, 2009) (proposal requesting that the board adopt a policy separating the roles of chairman and chief executive officer (or president) and having an independent director serve as chairman of the board was substantially duplicative of a previously submitted proposal requesting that the board amend the company's bylaws to require that an independent director serve as chairman of the board). See also Wells Fargo and Company (January 17, 2008); General Motors Corporation (April 3, 2006); Time Warner, Inc. (March 2, 2006)(subsequently filed proposal seeking a chairman with *no* management duties, titles or responsibilities whatsoever was excluded under Rule 14a-8(i)(11) as substantially duplicative when the prior proposal only sought a chairman who was not an executive officer); Weyerhaeuser Company (January 18, 2006); Comcast Corporation (March 22, 2005)(different independence standards will not preclude exclusion of the later-filed proposal under Rule 14a-8(i)(11)); Verizon Communications Inc. (February 2, 2005)(to same effect).

The test for substantially duplicative proposals under Rule 14a-8(i)(11) is whether the core issues to be addressed by the proposals are substantially the same. In this connection, the Staff has ruled that proposals need *not* be identical to be excludable under Rule 14a-8(i)(11). Instead, the Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be substantially duplicative, even where such proposals differ as to terms and scope and implementation methodology. *See* JPMorgan Chase & Co. (March 7, 2011) (concurring with the exclusion of a proposal where the proposal had the same core issue and principal focus of a prior proposal); The Goldman Sachs Group, Inc. (March 9, 2010) (concurring with the exclusion of a proposal where the proposal had the same principal focus and thrust, but differed in the implementation and presentation from a prior proposal); JPMorgan Chase & Co. (March 5, 2010) (concurring with the exclusion of a proposal where the proposal had the same core issue and principal focus of a prior proposal, but had different means of accomplishing the proposal); Wells Fargo & Company (January 17, 2008) (concurring in the exclusion of a substantially duplicative proposal because it had the same principal thrust or focus as an earlier received proposal); Comcast Corporation (March 22, 2005)(permitting exclusion of later-filed proposal and rejecting the assertion that a different definition of independence in the proposals should make a difference under Rule 14a-8(i)(11)).

Moreover, the Staff has also concurred with exclusion of the later proposal(s) under Rule 14a-8(i)(11) when the proposals at issue contained the same principal thrust but contained differences *in the timing of implementation*. General Electric Company (December 30, 2009)(excluding second and third proposals seeking an independent chairman of the board where the first and third proposals did not specify the timing of implementation, while the second proposal sought to apply specifically to the period between the 2011 election and the year 2015); Bank of America Corporation (February

14, 2006) (proposal requesting company make semi-annual reports relating to political contributions was substantially duplicative of a proposal requesting annual reports of the same nature).

Finally, the fact that one proposal sets forth a specific independence standard while the other does not, is also immaterial for purposes of Rule 14a-8(i)(11). The later filed proposal may be excluded. See, in this connection, Comcast Corporation (March 22, 2005), where the Staff specifically rejected the second proponent's assertion that "their widely varying requirement for what constitutes an independent board chair" should make a difference under Rule 14a-8(i)(11). *See also* Verizon Communications Inc, (February 2, 2005)(proposal that the board amend the bylaws to require that the chairman be an independent director who has not previously served as an officer of the company was substantially duplicative of a proposal that the chairman of the board be an independent director as defined by the rules of the New York Stock Exchange).

Application

In the instant case, the principal thrust or focus of both the Proposal and the Prior Proposal is for the IBM Board to adopt a policy that the Chairman of the Board, whenever possible, be an independent member of the Board. The differences between the two submissions are immaterial.

The Prior Proposal requests that the board adopt as policy to require the Chairman of the Board be an independent director, and provides that the policy be phased in for the next CEO transition. The Prior Proposal also provides that compliance with the policy be waived if no independent director is available and willing to serve as chairman. The Proposal is substantially duplicative. The Proposal also asks the board to adopt a policy that the Chairman of the Board be a director independent of management. Similar to the Prior Proposal -- which is specifically entitled "Separate Chair & CEO" -- the Proposal provides that the putative chairman cannot have served as an executive officer of the Company. While the Proposal goes on to provide a specific definition of independence, the Proposal also stipulates, just like the Prior Proposal, that compliance with the policy may be excused if no independent director is available and willing to be chairman. In short, there are some minor differences between the Prior Proposal and the Proposal, but such differences are immaterial to the core thrust and focus of both submissions -- which is for the Company to adopt a policy to have an independent board chair. Consistent with the Staff precedent set forth in this letter, such minor differences should not prevent exclusion of the Proposal under Rule 14a-8(i)(11), as it is substantially duplicative of the Prior Proposal, which the Company intends to include in its 2013 proxy materials.

Conclusion

The purpose of Rule 14a-8(i)(11) is to avoid shareholder confusion by preventing the inclusion in a company's proxy materials of more than one version of essentially the same proposal, and since the instant Proposal is substantially duplicative of the Prior Proposal, the Proposal may be excluded under Rule 14a-8(i)(11). For the reasons set forth in this letter, the Company hereby submits that it may properly exclude the

Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(11) and requests that the Staff not recommend any enforcement action to the Commission if the Company excludes the Proposal. We are sending L&G and the Trust, together with Mr. Cornish Hitchcock, their designated counsel, a copy of this letter, and respectfully request that the undersigned be copied on any response that is made to the Staff in connection with this matter. **In this connection, should both L&G and the Trust promptly elect voluntarily to withdraw the Proposal, and both timely deliver e-mail letters of withdrawal to my attention prior to the Staff having to rule on this request, IBM will promptly alert the Staff, and IBM will permit L&G and the Trust to become co-filers to the Prior Proposal. For this purpose, my e-mail address is smoskowi@us.ibm.com**

If you have any questions in connection with this submission, please contact me at 914-499-6148. Thank you very much for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

with copies and exhibits, to:

Legal & General Investment Management
Legal & General Assurance (Pensions Management) Limited
One Coleman Street
London EC2R 5AA
Attn: Chief Investment Management Officer

UAW Retiree Medical Benefits Trust
301 N. Main Street, Suite 100
Ann Arbor, MI 48104-1296
Attn: Ms. Meredith Miller
Chief Corporate Governance Officer

Cornish F. Hitchcock, Esq.
Hitchcock Law Firm PLLC
5505 Connecticut Avenue, NW
Washington, DC 20015

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

Direct Tel +44 (0)20 3124 3124
Date 7th November 2012

Legal & General
INVESTMENT MANAGEMENT

Ms. Michelle H. Browdy
Vice President and Secretary
International Business Machines Corporation
1 New Orchard Road, Mall Drop 301
Armonk, New York 10504 USA

Legal and General Assurance
(Pensions Management) Limited
One Coleman Street
London
EC2R 5AA
Tel: +44 (0)20 3124 3124

Via courier

Re: Shareholder proposal for 2013 annual meeting

Dear Ms. Browdy:

On behalf of Legal & General Assurance (Pensions Management) Limited ("L&G"), I submit the enclosed shareholder proposal for inclusion in the proxy materials that IBM plans to circulate to shareholders in anticipation of the 2013 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to elections to the composition of the board of directors.

We are working with our client, Hermes Equity Ownership Services, on this matter and would be very interested in having a dialogue with the Company regarding the issues raised by this resolution. Please advise how we can best effectuate such a dialogue.

Legal & General Assurance (Pensions Management) Limited has beneficially held over $2000 worth of IBM common stock for more than one year and plans to continue ownership through the date of the 2013 annual meeting, which a representative is prepared to attend. These shares are held by Citibank under the account name of "L&G PENS MGT N AMER INDEX FUND." and "L&G PENS MGT N AMER LARGE CAP EQUITY INDEX FUND." A letter from Citibank confirming ownership is being provided under separate cover.

If you require any additional information, please let me know. Please address any correspondence in connection with this proposal to the undersigned and to Cornish F. Hitchcock, Hitchcock Law Firm PLLC, 5505 Connecticut Avenue, NW, No. 304, Washington, DC 20015, telephone: (202) 489-4813, e-mail: conh@hitchlaw.com.

Yours sincerely,

For and on behalf of
Legal & General Assurance (Pensions Management) Limited

RESOLVED: The stockholders of International Business Machines Corporation (the "Company" or "IBM") ask the board of directors to adopt a policy that, whenever possible, the board's chairman should be a director who has not previously served as an executive officer of the Company and who is "independent" of management. For these purposes, a director shall not be considered "independent" if, during the last three years, he or she—

–was, or was affiliated with a company that was an advisor or consultant to the Company;

– was employed by or had a personal service contract(s) with the Company or its senior management;

– was affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from the Company;

– had a business relationship with the Company worth at least $100,000 annually;;

– has been employed by a public company at which an executive officer of the Company serves as a director;

– had a relationship of the sorts described herein with any affiliate of the Company; and

– was a spouse, parent, child, sibling or in-law of any person described above.

The policy should be implemented without violating any contractual obligation and should specify how to select an independent chairman if a current chairman ceases to be independent between annual shareholder meetings. Compliance with the policy may be excused if no independent director is available and willing to be chairman.

SUPPORTING STATEMENT

The Board of Directors, led by its chairman, is responsible for protecting shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer ("CEO"), in directing the corporation's affairs. In our view, this oversight can be diminished when the CEO also serves as chairman.

IBM has given both jobs to one individual for some time. We question whether this approach is in shareholders' best long-term interest. We believe that an independent chairman who sets agendas, priorities and procedures for the board can enhance board oversight of management and help ensure the objective functioning of an effective board. We also believe that having an independent chairman can improve the oversight and accountability of management. We view the alternative of having a lead outside director, even one with a robust set of duties, as adequate, only in exceptional circumstances fully disclosed by the board

Several respected institutions recommend such separation. CalPERS' Corporate Core Principles and Guidelines state that "the independence of a majority of the Board is not enough"; "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management." In 2009 Yale School of Management's Millstein Center issued a report, endorsed by a number of investors and directors, that recommended splitting the two positions as the default provision for U.S. companies.

We urge you to vote FOR this proposal.

citi

8 November 2012

Ms. Michelle H. Browdy
Vice President and Secretary
International Business Machines Corp.
1 New Orchard Road, Mail Drop 301
Armonk, New York 10504

Via courier

Re: Shareholder proposal for 2013 annual meeting

Dear Ms. Browdy

I write in connection with the shareholder proposal recently submitted by Legal & General Assurance (Pensions Management) Limited ("L&G").

This will confirm that on the date L&G submitted that proposal, L&G beneficially held 56,895 shares of IBM common stock under the account name of "L&G PENS MGT N AMER INDEX FUND DE E in DTC Citi 908 a/c FISMA & OMB Memorandum M-07-16" and L&G beneficially held 46,603 shares of IBM common stock under the account name of "L&G PENS MGT N AMER LARGE CAP EQUITY INDEX FUND DE B in DTC Citi 908 a/c FISMA & OMB Memorandum M-07-16 and that L&G continuously held more than $2000 worth of IBM common stock for more than one year prior to that date.

Yours sincerely,

C. D. Robinson

Chris Robinson
Senior Vice President
Department Manager
CTS EMEA, SFS Client Delivery

Medical Benefits Trust

November 9, 2012

Ms. Michelle H. Browdy
Vice President and Secretary
International Business Machines Corporation
1 New Orchard Road, Mail Drop 301
Armonk, New York 10504

Dear Ms. Browdy:

The purpose of this letter is to inform you that the UAW Retiree Medical Benefits Trust (the "Trust") is co-sponsoring the resolution submitted by Legal & General Assurance (Pensions Management) Limited ("L&G") on November 7, 2012, for inclusion in International Business Machines Corporation's (the "Company") 2013 proxy statement. A copy of the resolution is attached.

The Trust is the beneficial owner of more than $2,000 in market value of the Company's stock and has held such stock continuously for over one year. Furthermore, the Trust intends to continue to hold the requisite number of shares through the date of the 2013 annual meeting.

Please contact me at (734) 929-5789, or via email at FISMA & OMB Memorandum M-07 if you have any questions.

Sincerely,

Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

Cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC

Darren Brady
Hermes Equity Ownership Services Ltd.

Enclosure

301 N. Main Street, Suite 100, Ann Arbor, MI 48104-1296
Tel: 734-929-5789 • Fax: 734-929-5859

RESOLVED: The stockholders of International Business Machines Corporation (the "Company" or "IBM") ask the board of directors to adopt a policy that, whenever possible, the board's chairman should be a director who has not previously served as an executive officer of the Company and who is "independent" of management. For these purposes, a director shall not be considered "independent" if, during the last three years, he or she—

–was, or was affiliated with a company that was an advisor or consultant to the Company;

– was employed by or had a personal service contract(s) with the Company or its senior management;

– was affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from the Company;

– had a business relationship with the Company worth at least $100,000 annually;;

– has been employed by a public company at which an executive officer of the Company serves as a director;

– had a relationship of the sorts described herein with any affiliate of the Company; and

– was a spouse, parent, child, sibling or in-law of any person described above.

The policy should be implemented without violating any contractual obligation and should specify how to select an independent chairman if a current chairman ceases to be independent between annual shareholder meetings. Compliance with the policy may be excused if no independent director is available and willing to be chairman.

SUPPORTING STATEMENT

The Board of Directors, led by its chairman, is responsible for protecting shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer ("CEO"), in directing the corporation's affairs. In our view, this oversight can be diminished when the CEO also serves as chairman.

IBM has given both jobs to one individual for some time. We question whether this approach is in shareholders' best long-term interest. We believe that an independent chairman who sets agendas, priorities and procedures for the board can enhance board oversight of management and help ensure the objective functioning of an effective board. We also believe that having an independent chairman can improve the oversight and accountability of management. We view the alternative of having a lead outside director, even one with a robust set of duties, as adequate, only in exceptional circumstances fully disclosed by the board

Several respected institutions recommend such separation. CalPERS' Corporate Core Principles and Guidelines state that "the independence of a majority of the Board is not enough"; "the leadership of the board must embrace independence, and it must ultimately

change the way in which directors interact with management." In 2009 Yale School of Management's Millstein Center issued a report, endorsed by a number of investors and directors, that recommended splitting the two positions as the default provision for U.S. companies.

We urge you to vote **FOR** this proposal.

Exhibit **B**

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from the Company's Proxy Statement pursuant to Rule 14a-8

THE NEEDMOR FUND

November 5, 2012

Ms. Michelle H. Browdy
Corporate Secretary
International Business Machines, Inc.
One New Orchard Road
Armonk, NY 10504

Dear Ms. Browdy:

The Needmor Fund holds 500 shares of IBM stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we're sure you do, that good governance is essential for building shareholder value.

Therefore, we are filing the enclosed shareholder proposal as primary filer for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, of these shares as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and intend to maintain ownership of the required number of shares through the date of the next annual meeting. We have been a shareholder of more than $2,000 in market value of IBM stock for more than one year and will continue to hold $2,000 worth of stock through the annual meeting. We will be pleased to supply proof of ownership upon request from our sub-custodian who are DTC participants confirming this ownership for the record.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor. We deputize Walden Asset Management to act on our behalf in withdrawal this resolution.

Sincerely,

Daniel Stranahan
Chair – Finance Committee

CC: Timothy Smith, Walden Asset Management

The Needmor Fund
c/o Daniel Stranahan

*** FISMA & OMB Memorandum M-07-16 ***

Separate Chair & CEO – IBM

RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. This policy should be phased in for the next CEO transition. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

Supporting Statement:

We believe:

- The role of the CEO and management is to run the company.
- The role of the Board of Directors is to provide independent oversight of management and the CEO.
- There is a potential conflict of interest for a CEO to be her/his own overseer while managing the business.

IBM's CEO Virginia Rometty serves both as CEO and Chair of the Company's Board of Directors. We believe the combination of these two roles in a single person weakens a corporation's governance structure, which can harm shareholder value.

As Intel's former chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the Board. The Chairman runs the Board. How can the CEO be his own boss?"

In our view, shareholders are best served by an independent Board Chair who can provide a balance of power between the CEO and the Board, and support strong Board leadership. The primary duty of a Board of Directors is to oversee the management of a company on behalf of its shareholders. We believe a combined CEO / Chair creates a potential conflict of interest, resulting in excessive management influence on the Board and weaker oversight of management.

Numerous institutional investors recommend separation of these two roles. For example, California's Retirement System CalPERS' Principles & Guidelines encourage separation, even with a lead director in place.

Chairing and overseeing the Board is a time intensive responsibility. A separate Chair also frees the CEO to manage the company and build effective business strategies.

It is our further hope that improvements in corporate governance may also make our company more transparent on key environmental and social issues we face.

Many companies have separate and/or independent Chairs. An independent Chair is the prevailing practice in the United Kingdom and many international markets and it is an increasing trend in the U.S. Globally in 2009 less than 12 percent of incoming CEOs were also made Chair, compared with 48 percent in 2002 according to a Booz & Co. 2010 study. (*CEO Succession 2000-2009)*

Shareholder resolutions urging separation of CEO and Chair averaged approximately 36% with 48 companies in 2012, an indication of strong investor support. A similar resolution to PepsiCo last year received a 45% vote.

To simplify the transition, this policy would be phased in and implemented when the next CEO is chosen.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

November 5, 2012

To Whom It May Concern:

The Northern Trust acts as trustee for **Needmor Fund** and custodies the assets at Northern Trust. Walden Asset Management acts as the manager for this portfolio.

We are writing to verify that **Needmor Fund** currently owns **500** shares of **International Business Machines (Cusip #459200101).** We confirm that **Needmor Fund** has beneficial ownership of at least $2,000 in market value of the voting securities of **International Business Machines.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact (name of contact) directly.

Sincerely,

Laura O'Sullivan

Daniel Altschuler

*** FISMA & OMB Memorandum M-07-16 ***

November 5, 2012

Ms. Michelle H. Browdy
Corporate Secretary
International Business Machines, Inc.
One New Orchard Road
Armonk, NY 10504

Dear Ms. Browdy:

I own 150 shares of IBM stock. I believe that companies with a commitment to customers, employees, communities and the environment will be effective long-term investment. Among my top social objectives is the assurance that companies are doing all that they can to be responsible corporate citizens and well-governed companies.

Therefore, I am co-filing the enclosed shareholder proposal with Needmor Fund as primary filer for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of IBM shares.

I have been a shareholder for more than one year of more than $2,000 worth of shares and will provide verification of ownership upon request. I will continue to hold at least $2,000 worth of IBM stock through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Please copy correspondence both to me and to Timothy Smith at Walden Asset Management (tsmith@bostontrust.com) my investment manager. Walden Asset Management will represent me in dialogue with IBM.

Sincerely,

Daniel Altschuler

Cc: Timothy Smith – Walden Asset Management

Boston Trust & Investment
Management Company

November 5, 2012

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Daniel Altschuler** through its Walden Asset Management division.

We are writing to verify that our client **Daniel Altschuler** currently owns **150** shares of **International Business Machines** (Cusip **#459200101**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Daniel Altschuler** has continuously owned and has beneficial ownership of at least $2,000 in market value of the voting securities of **International Business Machines** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Additional documentation confirming ownership from our sub-custodian who are DTC participants will be provided upon request.

Further, it is our intent to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Timothy Smith at 617-726-7155 or tsmith@bostontrust.com directly.

Sincerely,

Timothy Smith

Timothy Smith
Senior Vice President
Boston Trust & Investment Management Company
Walden Asset Management

Separate Chair & CEO – IBM

RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. This policy should be phased in for the next CEO transition. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

Supporting Statement:

We believe:

- The role of the CEO and management is to run the company.
- The role of the Board of Directors is to provide independent oversight of management and the CEO.
- There is a potential conflict of interest for a CEO to be her/his own overseer while managing the business.

IBM's CEO Virginia Rometty serves both as CEO and Chair of the Company's Board of Directors. We believe the combination of these two roles in a single person weakens a corporation's governance structure, which can harm shareholder value.

As Intel's former chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the Board. The Chairman runs the Board. How can the CEO be his own boss?"

In our view, shareholders are best served by an independent Board Chair who can provide a balance of power between the CEO and the Board, and support strong Board leadership. The primary duty of a Board of Directors is to oversee the management of a company on behalf of its shareholders. We believe a combined CEO / Chair creates a potential conflict of interest, resulting in excessive management influence on the Board and weaker oversight of management.

Numerous institutional investors recommend separation of these two roles. For example, California's Retirement System CalPERS' Principles & Guidelines encourage separation, even with a lead director in place.

Chairing and overseeing the Board is a time intensive responsibility. A separate Chair also frees the CEO to manage the company and build effective business strategies.

It is our further hope that improvements in corporate governance may also make our company more transparent on key environmental and social issues we face.

Many companies have separate and/or independent Chairs. An independent Chair is the prevailing practice in the United Kingdom and many international markets and it is an increasing trend in the U.S. Globally in 2009 less than 12 percent of incoming CEOs were also made Chair, compared with 48 percent in 2002 according to a Booz & Co. 2010 study. (*CEO Succession 2000-2009)*

Shareholder resolutions urging separation of CEO and Chair averaged approximately 36% with 48 companies in 2012, an indication of strong investor support. A similar resolution to PepsiCo last year received a 45% vote.

To simplify the transition, this policy would be phased in and implemented when the next CEO is chosen.